August 23, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention:	William Friar
Senior Financial Analyst

Re:	Registration Statement on Form S-4 (Reg. No. 333-144237)

filed by Bank of the Carolinas Corporation

Ladies and Gentlemen:

This letter responds to comments made by the Staff in its letter dated August 3, 2007, regarding the above Registration Statement.

Certain of our responses refer to revisions made in “the Amendment” which refers to Pre-Effective Amendment No. 1 to the Registration Statement which has been filed with the Commission. References in this letter to page numbers where specified disclosures may be found, or where revisions have been made, are to page numbers in the Amendment. References to the “Prospectus” refer to the joint proxy statement/prospectus included in the Registration Statement, as amended.

General

1.	Please confirm that no financial projections or forecasts where provided by Randolph to BankCorp or their advisors, or by BankCorp to Randolph or their advisors. If projections have crossed, then they must be provided in the registration statement.

Response:

Randolph did not provide BankCorp or its advisors with financial projections or forecasts of its financial performance, and BankCorp did not provide any financial projections or forecasts of its financial performance to Randolph or its advisors.

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

Prospectus Cover

2.	To make your document easier to understand, please eliminate the use of defined terms. Use abbreviations that are well known and unnecessary to define, such as the FDIC, or intuitively understandable. Please consider replacing BankCorp with Carolinas or another term that would be more intuitively understandable.

Response:

Defined terms have been eliminated from the cover page and forepart of the Prospectus.

We understand the need for short-form references to the parties to be clear and understandable, and we acknowledge the Staff’s request that we consider replacing “BankCorp” with “Carolinas” or another term. However, the term “BankCorp” was used to refer to our company in the two most recent proxy statements distributed to our shareholders (including the proxy statement distributed in connection with the meeting at which BOC’s shareholders approved the formation of BankCorp as BOC’s bank holding company). As a result, we believe our shareholders are familiar with that term. As to Randolph’s shareholders, we believe that “BankCorp” will be more readily identified with the company’s name than “Carolinas” or other possible terms. On that basis, we propose to retain the current term.

3.	Where you indicate the symbol and trading market for BankCorp, briefly describe the nature and volume of trading in Randolph shares and include price information. Please also address the market for the shares in the summary section under an appropriate subheading.

Response:

The reported closing price of BankCorp common stock as of a recent date has been added on the Prospectus cover page.

Information regarding the nature of trading in Randolph’s common stock also has been inserted on the Prospectus cover page. However, we have not included information regarding the volume of trading in Randolph’s stock or trading prices. As indicated on page 54, there is not an established trading market for the stock, or any regularly reported trading prices or other information. Information available to Randolph’s management regarding private transactions is limited and not fully verifiable, and we believe disclosure of volume and price information on the cover potentially would be misleading as to the nature and extent of the market for the stock.

Additional disclosure has been inserted in the Summary on page 13 regarding the trading market for both BankCorp’s and Randolph’s common stock. That information is derived from the existing disclosure under the heading “Market and Dividend Information” beginning on page 54.

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

Summary, page 5

4.	Please revise to describe BankCorp and Randolph under appropriate subheadings. Include their market area, their principal types of deposits and lending, give total assets and disclose any other material information about each that a shareholder needs from the outset. For example, consider disclosing the recent net loss for Randolph and the reasons for this situation. Discuss this loss more fully in the body of the text, including the extent to which this was a one time event, or whether further problems are anticipated.

Response:

We have revised the disclosure in the Summary beginning on page 12 so that BankCorp and Randolph are described under separate captions, and we have added additional information to their respective paragraphs as requested by the Staff’s comment. Randolph’s recent loss also is discussed in its updated Management’s Discussion and Analysis on page 128.

5.	If Randolph or BankCorp is materially changing their operations, for example, as a result of the MOU, please describe this in the summary and provide more complete disclosure in the body of the filing. In any event, provide more complete disclosure of the banks operating strategy in the body of the text.

Response:

With the exception of changes that will result from the merger (such as to eliminate duplication, combine data processing and other operations, etc.), BankCorp is not making any material changes in its operations as they were conducted during 2006, and Randolph’s management has informed us that it is not making any such material changes in its operations.

6.	For BankCorp, discuss the reasons for the significant reliance on brokered and time deposits. Quantify the total amount and percentage of these types of deposits and explain the business reasons for this situation. Provide more complete explanation in the body of the text and quantify the risk factor on page 19.

Response:

The expanded description of BankCorp and its business in the Summary on page 13 notes its reliance on certificates of deposit. That reliance has been quantified in the risk factor on page 21. Lastly, a new paragraph containing similar information has been inserted under the caption “Deposit Activities” on page 60.

We believe the reason for reliance on time deposits already is described in the risk factor on page 21 (i.e. because loan demand has exceeded the rate at which BankCorp has been able to build core deposits). That same information is included in the new paragraph added under the caption “Deposit Activities” on page 60.

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

7.	Where appropriate in the forepart, disclose the MOU under which Randolph is operating and describe this situation. Here and in the body of the text, disclose whether it is management’s opinion that all of the terms have been met, or whether this is the conclusion of the regulatory agencies.

Response:

Information regarding Randolph’s Memorandum of Understanding is included in the expanded description of Randolph and its business in the Summary beginning on page 12. Also, revisions have been made in the discussion under the caption “Memorandum of Understanding” on page 103 to describe the opinion of Randolph’s management as to Randolph’s compliance with requirements of the MOU.

Each share of Randolph common stock…, page 5

8.	Give the dollar value of the stock to be received, as of the date the agreement was entered into and as of latest date feasible. Note also on page 29.

Response:

Additional disclosure has been inserted in the Summary on page 5 regarding the market value of 2.67 shares of BankCorp common stock (the number of shares to be exchanged for each outstanding Randolph share at the current exchange ratio), based on the closing prices of BankCorp common stock on The Nasdaq Capital Market on April 12, 2007 (the day before the merger was publicly announced) and on a recent date.

The exchange ratio…, page 6

9.	Please specifically quantify the threshold prices that will trigger change, both at 80% and 120%, then calculate the exchange ratio at those amounts. Note also for the body of the text.

Response:

We believe the threshold “average closing prices,” both at the 80% and 120% levels ($10.864 and $16.296), already were specified in the previous discussion in the Summary on page 6 and under the caption “Adjustment of Exchange Ratio…” on page 33. However, we have made revisions in each of those locations to clarify the threshold prices.

This comment also requests that we calculate the exchange ratio at each of those threshold average closing prices. However, the exchange ratio at each threshold would be identical to the exchange ratio at each average closing price between the two thresholds, and adjustments would not be considered unless the average closing price were to be below the lower threshold, or above the higher threshold. In conjunction with describing the formula for calculating adjustments, the existing disclosure includes examples of the adjusted exchange ratio at average closing prices outside the thresholds. For that reason, we do not believe it adds materially to the disclosure in the Summary on page 6 to restate the same exchange ratios at the two threshold prices. However, in response to this Comment and Comment 26 below, a table has been added to the discussion on page 34 under the caption “Adjustment of Exchange Ratio…” That table indicates the exchange ratio at average closing prices at and between each threshold, and at prices outside the thresholds.

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

10.	It appears that the average closing price of BankCorp may already be at or nearly at this level. If this is the case, address this in concrete terms and disclose whether or not both parties are willing to continue.

Response:

The “average closing price” of BankCorp stock will not be calculated until the first date on which all required regulatory and shareholder approvals have been received, and then it will be the average of the daily last sale prices reported by Nasdaq for the preceding 20 consecutive days on which trades in the stock were reported. So, the parties will not know what the average is until much later in the transaction. If the average were calculated today, it would be above the level of 80% of the starting price. BankCorp’s and Randolph’s Boards have not determined the positions they would take if the average closing price were to be below that level when it is calculated later in the transaction. Any decisions by the Boards in that regard will be based on facts and circumstances existing at that time, and we believe it would be speculative to attempt to describe what their positions would be based on facts that do not exist today. However, further discussion of provisions of the Agreement regarding adjustments in the exchange ratio have been added in the “Risk Factors” section on page 18.

Randolph’s officers and directors have special interests…, page 9

11.	Quantify the aggregate dollar amounts that Randolph officers and directors will receive as a result of this transaction, for example, as a result of any change of control payments to be received. Note also for each individual, as material. Provide similar information in the body of the text.

Response:

The discussion of interests of Randolph’s officers and directors in the Summary on page 9 has been expanded and includes information regarding amounts of payments and descriptions of other benefits. Also, additional information has been added to the similar discussion under the caption “Special Interests…” on page 50.

BankCorp’s and BOC’s directors…, page 9

12.	Name the four Randolph directors that will become directors of BankCorp. Also, file as exhibits the consents of the persons named to be directors, as required by Item 438 of Regulation C. Note also on page 45. If it has not been decided who are the four directors who will become BankCorp director, please disclose that.

Response:

The four Randolph directors who will be appointed to BankCorp’s and BOC’s boards have been tentatively selected, but final actions on those selections and their appointment to BankCorp’s Board will not occur until after the merger is completed. Additional disclosure in that regard has been added (a) in the Summary on page 9, (b) under “Special Interests of Randolph’s Directors and Officers” on page 50, (c) under the disclosures regarding BankCorp’s directors on page 64, and (d) under the disclosures regarding Randolph’s directors on page 106.

The consents of those four Randolph directors to being named in the Registration Statement has been filed with the Amendment as new Exhibit 99.5.

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

There are various other conditions…, page 11

13.	Please revise to briefly describe the conditions referenced in this section.

Response:

The material conditions to completion of the merger (receipt of the tax opinion, receipt of fairness opinions, shareholder and regulatory approvals of the merger, etc.) already are described in separate sections of the Summary. The “other conditions” mentioned in this paragraph of the Summary include routine conditions that customarily apply to merger transactions. However, the discussion in the Summary on page 12 regarding “other conditions” has been expanded to briefly describe some, but not all, of those customary conditions.

Risk Factors, page 16

14.	As a separate risk factor, please consider addressing the negative impact on earnings per BankCorp share resulting from this transaction and the impact that might have on the market price. If the boards did not consider this matter in reaching their recommendations, please confirm this supplementally. If either or both did consider this, disclose this consideration at an appropriate place in the filing.

Response:

A paragraph has been added in the “Risk Factors” on page 19 to address dilution of earnings per share. A reference to BankCorp’s Board’s consideration of earnings dilution is included in the expanded discussion under the caption “Recommendation of Boards of Directors…” on page 32. Randolph’s management has informed us that, while its Board considered BankCorp’s operating results and its assessment of the combined company’s prospects, the Board did not separately consider the prospect of earnings dilution resulting from the merger.

15.	Please revise this section to delete statements that “you cannot assure” an event, or similar language. If you could assure such events the risk factor would not be warranted.

Response:

References to BankCorp not being able to assure the occurrence, or the absence, of a particular event or results have been deleted, and other related wording changes have been made in those paragraphs.

The trading volume in BankCorp common stock…, page 16

16.	Please quantify the “thin” market in your stock.

Response:

Information regarding the trailing twelve-months average trading volume in BankCorp’s common stock (based on information reported on The Nasdaq Capital Market) has been inserted in the risk factor on page 19 in place of the reference to the market for the stock being “thin.”

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

Expanding BankCorp’s business…, page 17

17.	This seems to be a laundry list of possible problems. Please revise to delete the bullet items and give your principal concern.

Response:

The discussion on page 20 of risks related to expansion has been revised to include BankCorp’s principal concerns related to acquisitions.

A large percentage of BankCorp’s loans…, page 19

18.	The third sentence of this risk factor is not clear. Please revise.

Response:

The third sentence of the risk factor regarding loans secured by real estate on page 22 has been revised.

Proposals to be Voted on…, page 21

19.	Any measure for adjournment to solicit additional votes must be presented as a separate item for shareholder consideration. Please revise for both companies.

Response:

We believe the proposals to authorize BankCorp’s and Randolph’s management to adjourn their respective meetings already are presented in the Prospectus in the manner described in this Comment. Each of the two meeting notices, and each company’s form of proxy card, lists a separate voting proposal for shareholders to authorize management to adjourn the meeting. Also, separate discussions of those proposals, together with recommendations of the companies’ respective Boards, are included in the Prospectus on pages 78 and 111.

Background of the Merger, page 26

20.	Please disclose the working relationship with the Sterne Agee principal, referenced at the top of page 27.

Response:

The second paragraph under the caption “Background of the Merger” on page 29 has been revised to clarify the “working relationship” between Randolph’s President and a Sterne Agee principal. The same information has been inserted under the caption “Opinion of Randolph’s Financial Advisor” on page 35.

21.	Explain why both companies submitted new proposals, as stated in the third paragraph. Describe any board consideration of the prior proposals and any communication with parties about their prior proposals.

Response:

The information described in this Comment is included in the revised fourth and fifth paragraphs, and new sixth paragraph, under the caption “Background of the Merger” on page 29.

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

22.	At the fourth paragraph, disclose why the board did not go back to Second Suitor to attempt a better offer from that party. Also disclose the nature and value of the consideration made by the second suitor.

Response:

The additional information described in this Comment is included in the expanded discussion on page 29 under the caption “Background of the Merger” referenced in response to Comment 21 above.

23.	Disclose when any fairness opinions were presented to the registrant and Randolph, and what the opinions were.

Response:

The ninth and tenth paragraphs under the caption “Background of the Merger” on page 30 indicate when fairness opinions were presented to BankCorp’s and Randolph’s respective Boards and what those opinions concluded.

Recommendation or Boards…, page 28

24.	Please indicate the pros and cons that the boards identified as reasons for and against their conclusions. If no negative factors were identified, please say so.

Response:

The discussions under the caption “Recommendation of Boards of Directors…” on pages 31 and 32 have been expanded to include listings of pros and cons considered by the Boards.

25.	In the fourth paragraph you reference “imminently required information technology upgrades.” Where appropriate disclose the nature, timing and cost of these matters absent the merger.

Response:

Under the caption “Recommendation of Boards of Directors…” on page 31, the revised discussion of Randolph’s Board’s recommendation includes the information called for by this comment.

Adjustments…, page 29

26.	Please consider a table showing the exchange terms at the mid range and maybe four other price levels, including $10.00 and $17.00.

Response:

A table has been added on page 34 in the discussion under the caption “Adjustment of Exchange Ratio…” showing the exchange ratio at average closing prices within the range of from 80% to 120% of the starting price, as well as at average closing prices outside that range.

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

Financial Advisory Fees, page 36

27.	In accordance with Item 1015 of Regulation M-A, please disclose all compensation between Sterne Agee and its affiliates and Randolph and its affiliates over the past two years. Note also regarding the similar work done for BankCorp.

Response:

Prior to being engaged by Randolph in connection with the merger, Sterne Agee had provided services to Randolph in connection with its acquisition of another company during 2002, and it had represented a company that BankCorp acquired during 2001. However, since that time, Sterne Agee and its affiliates had not provided any services to, or received any fees from, Randolph or BankCorp or their respective affiliates. Additional disclosure to that effect has been added under the caption “Financial Advisory Fees” on page 41. Similar information regarding services provided by McKinnon & Company to BankCorp and BOC has been added to the discussion of its opinion on page 44.

Capitalization, page 51

___.	Please revise your capitalization table to include the following items:
•	current maturities of long-term debt,
•	long-term debt, and
•	total capitalization (including current maturities of long-term debt).

Response:

The capitalization table on page 56 has been revised to include the additional information described in this comment.

Related Person Transactions During 2006, page 69

28.	Please revise to clarify that all loans with the related parties, not just those made in 2006, are on the same terms as those made to unaffiliated parties and are performing pursuant to their original terms.

Response:

Under the caption “Related Person Transactions During 2006” on page 78, the reference in the second sentence to “loans included in those transactions during 2006” is intended to include loans outstanding during 2006 rather than to limit the disclosure to loans made during 2006. We have added the word “outstanding” in that sentence to clarify our intent.

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 72

Recent Developments

General

29.	Please update this section of your MD&A (for Bank of the Carolinas and Randolph Bank & Trust) to include information through June 30, 2007, or more recent as necessary.

Response:

As noted in our response to Comment 31 below, BankCorp’s and Randolph’s interim financial statements have been updated to June 30. Similarly, their respective Management’s Discussion and Analysis have been updated to include June 30 discussions. For that reason, we do not believe a “recent developments” section is necessary.

30.	Please disclose any known trends, events or uncertainties that will impact your financial results. See Item 303(a)(3)(ii). Note also for Randolph.

Response:

BankCorp’s and Randolph’s management are not aware of any trends affecting the companies’ financial results that are not reflected in the updated financial information included in the Prospectus.

Audited Financial Statements

General

31.	Please note the updating requirements of Rule 3-12 Regulation S-X and provide a current consent in any amendment.

Response:

BankCorp’s and Randolph’s interim financial statements have been updated to June 30, and current consents of their independent accountant have been filed with the Amendment as Exhibits 23.01 and 23.02.

Loans, page 74

32.	For both companies, describe each of the principal types of loans that you make, the level of risk involved and the steps taken to mitigate that risk.

Response:

A discussion of the types of loans made and risk involved has been inserted for BankCorp beginning on page 58 and for Randolph beginning on page 101.

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

Asset Quality, page 77

33.	We note the increase in total nonperforming assets for both banks in 2006. Please discuss the reasons for this increase and whether or not management believes that the increase is a trend. We also note that in the Randolph table on page 110 they include a row, “Allowance for loan losses to nonperforming loans,” which we do not find in the BankCorp material. We believe that information is helpful to the reader and ask you to consider including that information in the BankCorp material.

Response:

Additional information has been added under BankCorp’s and Randolph’s respective Management’s Discussion and Analysis on pages 97 and 121 regarding nonperforming assets.

BankCorp’s ratio of its allowance for loan losses to its total nonperforming loans already is included in BankCorp’s Management’s Discussion and Analysis as part of Table II on page 85.

Banking Market, page 91

34.	Please provide additional information to describe your actual market area to the reader. For example, characterize the type of business activity, give the population size and average income, note any significant trends in these values and compare them as warranted to state and national figures. Note also for Randolph.

Response:

Additional information regarding BankCorp’s and Randolph’s banking markets has been inserted under the “Banking Market” captions on pages 57 and 101.

Randolph Bank & Trust Company Financial Statements for the year ended December 31, 2006

Consolidated Statements of Cash Flows, F-37

35.	We note your disclosure on page 109 that Randolph originates 1-4 family residential loans that may be sold in the secondary market or retained in Randolph’s portfolio. We also note that you recorded a loss on sale of loans totaling $116,391 during the fiscal year ending December 31, 2006. Please refer to paragraph 9 of SFAS 102 and revise to:

•	describe your accounting policy with respect to loans sales; distinguish between loans originated with the intent to sell and those originated with the intent to hold for investment;

Response:

Randolph’s management has informed us that all loans are originated with the intent to hold for investment, and that has been stated in the revised discussion on page 120 in Randolph’s Management’s Discussion and Analysis. The previous disclosure referenced in your comment was not an accurate statement and has been deleted.

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

•	disclose the reasons for the sales, for example, for liquidity purposes;

Response:

The revised discussion on page 120 in Randolph’s Management’s Discussion and Analysis discloses Randolph’s reasons for the sale of loans in the fourth quarter of 2006. Randolph’s management has informed us that loans were sold in order to meet operating goals and to improve Randolph’s risk profile. In addition, several loans were sold during the first and second quarters of 2007 for the same reasons, and similar disclosure has been included in the updated financial information on page 130.

•	quantify the dollar amount of loans originated and / or purchased for sale during each of the periods presented;

Response:

Please refer to the revised discussion on page 120 described above. Randolph’s management has informed us that Randolph does not originate or purchase any loans with the intent to sell.

•	describe the nature of the loans sold and when you make the determination to classify the loans as held-for-sale, specifically, at or subsequent to origination; and

Response:

As noted in our responses above, Randolph’s management has informed us that Randolph does not originate or purchase loans with the intent to sell, and, as of December 31, 2006, March 31, 2007 and June 30, 2007, there were no specific loans identified within the portfolio that Randolph’s management had the intent to sell, and no loans were classified as held for sale. In late 2006, and in the first and second quarters of 2007, Randolph sold several loans in order to meet operating goals and to improve Randolph’s risk profile.

•

tell us how you determined that the proceeds from sales of loans and any cash flows from originations and / or purchases specifically for resale should be reported as investing, rather than operating activities.

Response:

Because Randolph does not specifically originate or purchase loans for resale, it has classified the proceeds received from the sales of loans as investing cash flows in accordance with paragraph 9 of SFAS 102. The statements of cash flows for the years ended December 31, 2006, 2005 and 2004 on page F-37 have been revised to separately present proceeds from the sales of loans in the investing activities section. The proceeds were originally included within “(Increase) decrease in loans.”

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

Notes to Consolidated Financial Statements

General

36.	Please revise to include a note describing the pertinent rights and privileges of your securities outstanding (e.g. common and preferred stock). Refer to SFAS 129.

Response:

A note has been added on page F-40 describing the pertinent rights and privileges of holders of Randolph’s outstanding common and Series A preferred stock.

Bank of the Carolinas Corporation and Randolph Bank & Trust Company

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial statements

Randolph Acquisition, F-72

37.	It appears you have determined the estimated fair value of the common stock to be issued ($36,235,000) based on the value of to $36.74 per share (i.e. the estimated value of the Randolph common stock). Tell us why you have not used the value of the common stock of BankCorp as your basis in the estimated fair value of the shares to be issued since this is the consideration that will be used to effect the merger. Please justify your accounting treatment or revise to use the value of the BankCorp common stock. See also our comment below.

Response:

In the pro forma financial statements, the estimated value of the common stock to be issued actually was based on the value of BankCorp’s common stock. The explanation in the first paragraph under the caption “Randolph acquisition” in Note 1 on page
F-72 has been expanded to clarify that.

38.	Please disclose how the price you used for the common stock issued for Randolph to value the purchase price complies with EITF 99-12.

Response:

EITF 99-12 provides that, for purposes of valuing the purchase price, the price of BankCorp common stock for a reasonable time before and after the announcement date generally should be used. The revised first paragraph under the caption “Randolph acquisition” in Note 1 on page F-72 indicates that, for purpose of valuing the purchase price, the price used for the BankCorp common stock issued for Randolph common stock is the average closing price of BankCorp common stock for the period beginning five consecutive full trading days before April 12, 2007 (the announcement date) and ending on the fifth consecutive full trading day after that date.

Note 2 – The purchase accounting and pro forma adjustments…

Adjustment E, F-74

39.	We note you have included the cancelled Randolph common stock options ($385) as an estimated acquisition cost. Please address the following issues:

•	tell us how you computed the $385,000 for the cancelled options;

Response:

The discussion of the adjustment to cancel Randolph’s stock options (now adjustment C on page F-73) has been expanded to describe the calculation.

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

•

clarify if the outstanding unexercised Randolph options (covering 26,570 shares of common stock) have been included in the estimated purchase price allocation table presented at the bottom of page F-72; and

Response:

The estimated cost to cancel the outstanding Randolph stock options is included in the estimated purchase price allocation table in Note 1 on page F-72.

•

considering the points noted above, disaggregate the cash value that will be paid for the cancelled options and present it as a separate line item in the estimated purchase price allocation table on page F-72.

Response:

The estimated cost to cancel the outstanding Randolph stock options has been isolated as a separate line item in the table in Note 1 on page F-72.

40.	For each of the items identified in this adjustment (E), provide a narrative discussion explaining the nature of the cost and how it meets the criteria set forth in Article 11 of Regulation S-X. See Rule 11-02 (b).

Response:

The explanation of this adjustment (now adjustment G on page F-74) has been expanded to include a discussion of the nature of each cost. We believe this adjustment reflects events that are directly attributable to the transaction and is factually supportable, and that it meets the criteria set forth in Article 11 of Regulation S-X.

Adjustment I, F-74

41.	We note this adjustment reflects the reduction in interest income resulting from federal funds used to eliminate Randolph’s preferred stock. Tell us how you determined this adjustment is factually supportable and within the criteria set forth in Article 11 of Regulation S-X. Elaborate in your response how you determined that federal funds versus any other combination of funding would be used to eliminate the preferred stock. Please advise or revise to remove this adjustment from the face of the pro forma combined financial statements. Alternatively, we would not object to footnote disclosure.

Response:

In accordance with Article 11 of Regulation S-X, the reduction in interest income resulting from federal funds is directly attributable to the transaction, is factually supportable based on fed funds rates as of that date, and will have a continuing impact as that income cannot be recaptured.

BOC’s liquidity position is managed on a day to day basis, typically involving purchases and sales of federal funds. If additional liquidity is needed, federal funds may need to be purchased and, when BOC has excess liquidity, federal funds are sold. Since federal funds are BOC’s first source of liquidity, they would be the source of funds utilized.

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

Opinions, Exhibit 5.1 and 8.1

42.	You have filed your opinions as of “the date hereof” and have stated that you are under no obligation to update your opinion. Please either revise this language and issue your opinion as of the date of effectiveness of the registration statement, or represent to the staff your intention of filing your opinion with your acceleration request.

Response:

The legal opinion and tax opinion have been revised, and currently dated opinions have been filed with the Amendment as Exhibits 5.01 and 8.01.

Exhibit 8.1

43.	Please revise to indicate that this opinion addresses all of the material federal income tax consequences.

Response:

The first paragraph of the updated tax opinion has been revised to clarify that Dixon Hughes PLLC gave its opinion regarding “the material” federal and North Carolina income tax consequences resulting from the merger.

44.	Revise the first page and the text beginning on page 4 to indicate that any representations relied upon are factual representations only. Revise your opinion so that you are not relying upon legal analysis performed by the companies, for example, as currently set out at items (h, n, p and t). Revise the rest of your opinion accordingly.

Response:

The updated tax opinion has been modified by revising: (1) the first bullet point on page 1; and (2) the first paragraph, and subparagraphs (c), (g), (h), (n), (p), and (t) (which was deleted), under the caption “Factual Representations with Respect to the Merger.”

45.	Revise the next to last paragraph to remove the implication that this opinion cannot be relied upon by investors in the companies.

Response:

The last paragraph of the updated tax opinion has been revised to delete the statement that it may not be relied upon by any other person.

Exhibit 23.02—Consent of Dixon Hughes PLLC for Randolph Bank & Trust Company

46.	We note your auditor consented to the use of the financial statements included in the 2006 Annual report on
Form 10-KSB of Randolph Bank & Trust Company. Please revise to remove the reference to Form 10-KSB as that form has not been incorporated by reference.

Response:

The updated consents of Dixon Hughes filed with the Amendment as Exhibits 23.01 and 23.02 have been revised in response to this comment.

Securities and Exchange Commission

Division of Corporation Finance

August 23, 2007

General

47.	Please note that a number of these comments relate to comparable disclosure in the future filings of BankCorp. Please reflect these comments in your Form 10-K and other related filings where appropriate.

Response:

To the extent that specific comments apply to comparable disclosure in BankCorp’s future filings under the Exchange Act, those comments will be reflected in that disclosure.

We understand that:

•	BankCorp is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	BankCorp may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Following your review of the Amendment, please contact us if you desire further information or if you have additional comments.

Yours truly,

/S/ ERIC E. RHODES
Eric E. Rhodes Vice President and Chief Financial Officer